UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No._______)*
                             LORETTA FOOD GROUP INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   544083 10 8
                                 (CUSIP Number)

                                    Al Burgio
                           C/O Loretta Food Group Inc.
                               2405 Lucknow Drive
                      Mississauga, Ontario, Canada, L5S 1H9
                            TEL. NO.: (905) 678-9250
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 544083 10 8
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Burgio Family Holdings Inc.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |X|

--------------------------------------------------------------------------------

     (b) |_|

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Ontario
--------------------------------------------------------------------------------

              7.    Sole Voting Power

                    1,880,000 shares
              ------------------------------------------------------------------
Number of
Shares        8.    Shared Voting Power
Beneficially
Owned by            -0-
Each                ------------------------------------------------------------
Reporting
Person with   9.    Sole Dispositive Power

                    1,880,000 shares
                    ------------------------------------------------------------

              10.   Shared Dispositive Power

                    -0-
                    ------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,880,000 shares
      --------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     37.55%(1)
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     CO
     ---------------------------------------------------------------------------

CUSIP No. 544083 10 8
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Al Burgio
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |X|

--------------------------------------------------------------------------------

     (b) |_|

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

     AF OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Canadian
--------------------------------------------------------------------------------

              7.    Sole Voting Power


              ------------------------------------------------------------------
Number of
Shares        8.    Shared Voting Power
Beneficially
Owned by            1,880,000 shares (2)
Each                ------------------------------------------------------------
Reporting
Person with   9.    Sole Dispositive Power

                    ------------------------------------------------------------

              10.   Shared Dispositive Power

                    1,880,000 shares (2)
                    ------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,880,000 shares (2)
      --------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     37.55%(1)
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN
     ---------------------------------------------------------------------------


(1) THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF NOVEMBER 27, 2004 (5,007,000), AS STATED ON THE COMPANY'S DEFINITIVE INFORMATION STATEMENT FILED ON DECEMBER 13, 2004.

(2) AL BURGIO DISCLAIMS BENEFICIAL OWNERSHIP OF SECURITIES OWNED BY BURGIO FAMILY HOLDINGS INC. EXCEPT TO THE EXTENT OF HIS PECUNIARY INTEREST THEREIN. THIS FILING SHALL NOT BE DEEMED AN ADMISSION THAT HE IS, FOR PURPOSES OF SECTION 16 OF THE ACT OR OTHERWISE, THE BENEFICIAL OWNER OF ANY OF THE SECURITIES COVERED BY THIS FILING.

Item 1.  Security and Issuer

         This statement relates to the common stock, $0.001 par value ("Common Stock") of Loretta Food Group Inc.. (the "Issuer"). The principal executive offices of the Issuer are presently located at 2405 Lucknow Drive, Mississauga, Ontario, L5S 1H9.

Item 2.  Identity and Background

         This statement is filed by Burgio Family Holdings Inc. (the "Company"), corporation organized under the laws of the province of Ontario. Its place of organization is Ontario. Its principal business is investment holdings. The address of its principal place of business is stated above.

         Directors, Executive Officers and Control Persons of Burgio Family Holdings Inc.:

         Name                                        Title

         Al Burgio (*)                               President and Director

         (*) is a Canadian citizen and principal business address at c/o Loretta Food Group Inc., 2405 Lucknow Drive, Mississauga, Ontario, L5S 1H9 and telephone number is (905) 678-9250.

         Al Burgio has been the Chairman, Chief Executive Officer, President and Secretary and a director of the Issuer since February 28, 2005. Since December 1999, Mr. Burgio has been President and director of Burgio Family Holdings Inc., the majority shareholder of ALBAR Capital Corp. Since September 2001, Mr. Burgio has been President and director of ALBAR Capital Corp. From March 2004 to the present, Mr. Burgio was President of (i) Loretta Foods Limited, (ii) LF Acquisition Corp., and
         (iii) LF Brands Inc., all subsidiaries of the Issuer. From May 2004 to the present, Mr. Burgio has been the President and Chief Executive Officer of Golden Gate Flour Corporation, a subsidiary of the Issuer. From October 2004 to the present, Mr. Burgio has been the President and Chief Executive Officer of Loretta Baking Mix Products Ltd., a subsidiary of the Issuer.

         During the last five (5) years, neither Burgio Family Holdings Inc., nor its directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five (5) years, neither Burgio Family Holdings Inc., nor its directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Company received 1,880,000 shares of Common Stock on July 23, 2003 in exchange for its services Telating to founding and organizing the Issuer, which were valued at $18,800.

Item 4.  Purpose of Transaction

         The purpose of the transaction was to form and organize the Issuer.

         Burgio Family Holdings Inc. and Al Burgio reserve their right to actively pursue various proposals which Could relate to or would result in:

         a. The acquisition by any person of additional securities of the Issuer, or the disposition of ecurities of the Issuer;

         b.  An  extraordinary   corporate   transaction,   such  as  a  merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the Issuer;

         f. Any other material change in the Issuer's business or corporate structure;

         g.   Changes  in  the   Issuer's   charter,   by-laws  or   instruments
         corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

         i. Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) The Company beneficially owns 1,880,000 shares of Common Stock, which represents 37.55% of the outstanding shares of Common Stock. Al Burgio is deemed to beneficially own 1,880,000 shares of Common Stock, which are owned of record by the Company and represent 37.55% of the outstanding shares of Common Stock.

         (b) The Company has sole power to vote and dispose of 1,880,000 shares of Common Stock. Al Burgio has shared power to vote and dispose of 1,880,000 shares of Common Stock.

         (c) Except as provided in Item 3 and Item 4 above, the Company and Al Burgio have not effected any transactions in any shares of Common Stock of the Company during the past 60 days.

         (d) Other than the Company and Al Burgio, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Company.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         None

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           April 20, 2005
                           -------------------
                           Date

                           /s/ Al Burgio
                           -------------------
                               Al Burgio
                               President of Burgio Family Holdings Inc.
                           --------------------------------------------

                           April 20, 2005
                           --------------------
                           Date

                           /s/ Al Burgio
                           --------------------
                               Al Burgio